UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number 001-08226

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Grey Wolf, Inc.

10370 Richmond Ave., Suite 600
Houston, Texas 77042-4136

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2004 and 2003	3

Notes to Financial Statements December 31, 2004 and 2003	4

Supplemental Schedule

Schedule 1 - Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004	9

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Signatures	10

Index To Exhibits	11

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	12
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Grey Wolf Drilling Company L.P. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 27, 2005

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value	$21,876,424	$19,688,212
Cash, non-interest bearing	—	37,312
Participant contributions receivable	41,031	—
Company contributions receivable, net of forfeitures	23,955	—
Loan repayments receivable	11,435	—

Total assets	21,952,845	19,725,524

Liabilities:
Corrective distributions payable	—	94,823
Pending trades payable	—	17,571

Total liabilities	—	112,394

Net assets available for plan benefits	$21,952,845	$19,613,130

See accompanying notes to financial statements.

2

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Contributions:
Participant	$1,834,473	$1,902,631
Company, net of forfeitures	1,072,629	815,245
Rollover	36,078	82,167

Total contributions	2,943,180	2,800,043

Investment income (loss):
Net appreciation (depreciation) in fair value of common stock	323,291	(100,387)
Net appreciation in fair value of mutual funds	410,082	939,955
Net appreciation in fair value of collective trust funds	454,113	590,614
Interest and dividends	189,104	168,594

Total investment income	1,376,590	1,598,776

Transfer from other plan	125,574	—

Benefits paid to participants	(2,092,714)	(2,818,661)
Corrective distributions	—	(94,823)
Administrative and investment expenses	(12,915)	(8,961)

Net increase in net assets available for plan benefits	2,339,715	1,476,374

Net assets available for plan benefits:
Beginning of year	19,613,130	18,136,756

End of year	$21,952,845	$19,613,130

See accompanying notes to financial statements.

3

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) The Plan

The following brief description of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Grey Wolf, Inc. (the Company or the Sponsor) who have one year of service and are age 18 or older except employees covered by a collective bargaining agreement and employees who are nonresident aliens with no United States source income. Effective April 1, 2002, the Company adopted the American Express Volume Submitted Plan #VS322434. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Transfer From Other Plan

In November 2004, the Patriot Drilling, Inc. 401(k) Profit Sharing Plan with net assets valued at $125,574 was merged into the Plan. The Patriot Drilling, Inc. 401(k) Profit Sharing Plan was acquired as a result of the Company’s acquisition of New Patriot Drilling Corp. on April 6, 2004.

(c)	Administration and Investments

The Plan is administered by the Company and advised by a committee (the Administrative Committee). American Express Trust Company is the trustee of the Plan.

During 2004 the Administrative Committee added one mutual fund and removed two mutual funds from the investment options. Participants can direct their accounts into eight and nine mutual funds in 2004 and 2003, respectively, five collective trust funds and Grey Wolf, Inc. common stock. Only 25% of the participant’s total contributions and Company matching contributions may be directed into Grey Wolf, Inc. common stock. Participants cannot transfer any portion of their account into Grey Wolf, Inc. common stock. Amounts may be transferred out of Grey Wolf, Inc. common stock; however, once amounts are transferred out they cannot be transferred back.

(d)	Contributions

The Plan provides for participant pre-tax contributions from 1% to 80% of covered compensation, subject to Internal Revenue Service (IRS) limitations and after-tax contributions from 10% to 15%. The total of pre-tax and after-tax contributions may not exceed 95%. Participants age 50 or older during the plan year may also elect to make a “catch-up” contribution, subject to certain IRS limits ($3,000 in 2004 and $2,000 in 2003). Company matching contributions are discretionary. For both 2004 and 2003 the Company matched 100% of each participant’s contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation. “Catch-up” contributions are not eligible for company matching contribution. Participants may also elect to rollover distributions from a former employer’s qualified retirement plan or individual retirement account.

4	(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Participant Accounts

Under the Plan, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the participant’s weighted average account balance during the period. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Participant Loans Receivable and Inservice Withdrawals

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by, if any, the highest outstanding loan balance within the previous 12-month period or 50% of the participant’s vested account balance. Loans are secured by the balance in the participant account and bear interest at the prime rate at the end of the quarter plus 1%. Furthermore, loan repayments of amortized principal and interest must be made in level payments, not less frequently than quarterly and over a period not to exceed five years from the date of the loan, unless used to acquire a principal residence. As of December 31, 2004, interest rates range from 4.0% to 9.5%.

The Plan provides for various in-service withdrawals, as defined.

(g)	Vesting

Participants are immediately vested in their contributions and the related earnings thereon. Vesting in the Company’s matching contributions for terminated employees is 0% for less than one year of service, graduating 20% per year to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary becomes 100% vested in the Company’s contribution. Effective January 1, 2005, employees are 100% vested in the Company’s contributions after one year of service.

(h)	Payment of Benefits

On termination of service due to death, disability, retirement, or termination participants or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in their account in a lump sum. If a participant’s account balance exceeds $5,000 at termination, the participant may elect to defer the distribution until age 70-1/2.

Participants will receive their distribution from their Grey Wolf Inc. common stock account in a lump-sum cash payment.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future Company contributions. During 2004 and 2003, the Company utilized $0 and $311,648, respectively, of forfeitures to reduce Company contributions. Forfeitures available to reduce future Company contributions were $129,465 and $31,307 at December 31, 2004 and 2003, respectively.

5	(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2) Significant Accounting Policies

(a)	Accounting Basis

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits payments are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Administrative Expenses

Certain administrative expenses of the Plan may be paid by the Company at its discretion and, if not paid by the Company, shall be paid by the Plan. Loan and withdrawal fees are paid by participants.

(d)	Valuation of Investments and Income Recognition

Investments in mutual funds and Grey Wolf, Inc. common stock are valued at fair value based on quoted market prices in an active market. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets where available. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis.

Interest is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as appreciation (depreciation) of the investments held at the end of the year.

(e)	Guaranteed Investment Accounts

Certain Plan assets were invested in the American Express Trust Income Fund II, which is a collective trust fund investing in guaranteed investment contracts (GICs). The GICs are fully benefit-responsive and are recorded at contract value which approximates fair value. The effective yield of the American Express Income Fund II was 3.31% and 3.86% for the years ended December 31, 2004 and 2003, respectively.

6	(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(3) Investments

The following table represents fair value of individual investments which exceed 5% of the Plan’s net assets at December 31:

2004:
American Express Trust Income Fund II	$10,751,473
Goldman Sachs Core Fixed Income Fund	1,386,517
American Express Trust MidCap Growth Fund II	1,192,088
AXP New Dimension Fund	1,469,570
Van Kampen Equity Income Fund	1,131,380
Artisan International Investors Fund	1,285,012
Participant loans	1,506,666

2003:
American Express Trust Income Fund II	10,284,423
PIMCO Total Return Fund	1,267,513
AXP New Dimension Fund	1,421,408
Artisan International Investors Fund	986,469
Participant loans	1,232,560

(4) Risk and Uncertainties

The Plan invest in mutual funds, collective trust funds and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.

(5) Grey Wolf, Inc. Common Stock

The administrator or the designated investment manager is entitled to exercise voting rights attributed to the shares of Grey Wolf, Inc. common stock, and will notify the trustee prior to the time that such rights are to be exercised. The Plan allows the Company the opportunity to sell treasury stock to the Plan. The purchase price paid by the Plan to the Company shall be the closing price on the date of purchase. No fees, commissions, or similar charges are paid by the Plan in conjunction with such purchases. During 2004 and 2003, the Plan purchased all shares of Grey Wolf, Inc. common stock in the open market.

(6) Plan Termination

The Plan has been established to continue indefinitely. However, although it has not expressed any intent to do so, the Company has the right to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

7	(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(7) Tax Status

The Plan received a favorable determination letter from the IRS dated January 12, 2005, stating that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003.

(8) Related-Party Transactions

The Plan engaged in investment transactions with funds managed by American Express Trust Company, the trustee. The trustee is a party in interest with respect to the Plan. The Plan also holds shares of Grey Wolf, Inc. common stock, the Plan sponsor, and a party in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(9) Subsequent Events

Effective January 1, 2005, the Plan was amended to adopt the 401(k) Safe-Harbor Provisions in order to encourage plan participation from the non-highly compensated employees and to provide ease in administration through automatic compliance with certain nondiscrimination tests. Matching contributions continue to be 100% of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation contributed to the Plan by eligible participants. Participants will be 100% vested in employer matching contributions made to their accounts.

The Plan was amended to permit the plan administrator to distribute “mandatory distributions,” as defined by the Plan, greater than $1,000 by direct rollover to an individual retirement plan designated by the plan administrator. The amendment is effective with respect to these distributions made on or after March 28, 2005 where the participant does not elect to have such distribution paid in a direct rollover to an eligible retirement plan specified by the participant or to receive the distribution directly.

Effective April 1, 2005, the Plan was amended to permit the plan administrator to prescribe such rules restricting participants’ transfer elections as it deems necessary to preclude excessive or abusive trading or market timing.

8

Schedule 1

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issue, borrower,			Current
lessor, or similar party		Description of investments	value
Interest-bearing cash (including money market accounts and certificates of deposit):
*	American Express Trust	Money Market II Fund	$43,927

Collective trust funds:
American Express Trust Company collective investment funds for Employee Benefit Trust:
*	American Express Trust	436,625 units of American Express Trust Income Fund II	10,751,473
*	American Express Trust	1,804 units of American Express Trust Short-Term Horizon (25:75) Fund	36,513
*	American Express Trust	7,505 units of American Express Trust Medium-Term Horizon (50:50) Fund	187,278
*	American Express Trust	4,028 units of American Express Trust Long-Term Horizon (80:20) Fund	104,807
*	American Express Trust	70,172 units of American Express Trust MidCap Growth Fund II	1,192,088

		Subtotal collective trust funds	12,272,159

Mutual funds:
	Goldman Sachs	137,687 units of Goldman Sachs Core Fixed Income Fund	1,386,517
*	American Express Funds	60,650 units of AXP New Dimensions Fund	1,469,570
*	American Express Funds	9,356 units of AXP S&P 500 Index Fund	43,788
	AllianceBernstein	264,032 units of AllianceBernstein Growth and Income Fund	990,123
	ABN-AMRO Asset Management	24,805 units of ABN AMRO/Montag & Caldwell Growth Fund	561,845
	Brown Capital Management	5,091 units of The Brown Capital Management Small Company Fund	151,737
	Van Kampen Investments	131,250 units of Van Kampen Equity Income Fund	1,131,380
	Artisan Funds, Inc.	58,040 units of Artisan International Investors Fund	1,285,012

		Subtotal mutual funds	7,019,972

Common stock:
*	Grey Wolf, Inc.	196,148 shares of Grey Wolf, Inc. common stock	1,033,700

Participant Loans:
*	Participant Loans	Loans receivable bearing interest at rates from 4.00% to 9.50%	1,506,666

		Total investments (held at end of year)	$21,876,424

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

9

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2005	GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN

By: /s/ Donald J. Guedry, Jr. Donald J. Guedry, Jr.
Vice President and Treasurer for
Grey Wolf, Inc. and
Grey Wolf Drilling Company L.P.
401(k) Plan Administrative Committee
Member

10

INDEX TO EXHIBITS

Exhibit number	Description
23.1	Consent of Independent Registered Public Accounting Firm

11